Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2014	2013	2012	2011	2010
Income from continuing operations before income taxes	462.0	374.2	290.8	244.8	184.7
Less undistributed earnings of equity method investments	(40.8)	(30.7)	(27.6)	(25.5)	(20.6)
Plus distributed earnings of equity method investments	15.5	10.8	23.6	9.2	9.9
Plus amortization of capitalized interest	0.8	0.8	0.8	0.8	0.8

Income from continuing operations before undistributed earnings of equity method investments, amortization of capitalized interest, and taxes	437.5	355.1	287.6	229.3	174.8

Plus:
Fixed charges:
Other interest expense (includes amortization of deferred financing costs)	52.8	45.2	46.1	44.0	48.4
Debt discount amortization	—	—	—	1.7	8.6
Floor plan interest expense	46.1	43.1	38.0	26.6	32.4
Capitalized interest	0.8	0.7	0.6	0.7	0.5
Interest factor in rental expense	62.8	57.0	55.4	53.1	50.2

Total fixed charges	162.5	146.0	140.1	126.1	140.1

Less:
Capitalized interest	0.8	0.7	0.6	0.7	0.5

Earnings	599.2	500.4	427.1	354.7	314.4

Ratio of earnings to fixed charges	3.7	3.4	3.0	2.8	2.2